FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date:	22 December 2004	Title:	Associate Company Secretary

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Tuesday 21 December 2004

National Australia Bank statement on Northern Bank

A theft has occurred at Northern Bank in Belfast, a wholly-owned subsidiary of National Australia Bank.

The theft is being investigated by the police in Northern Ireland and we cannot discuss details at this stage.

However, initial indications are that affected staff are safe — this is our number one priority.

Business continuity plans have been activated and it is business-as-usual for customers of Northern Bank.

The National has advised Danske Bank Group of the incident.

For further information:

Brandon Phillips	Hany Messieh
Group Manager	Investor Relations Manager
Group Corporate Relations	Group Investor Relations

03 8641 3857 work	03 8641 2312 work
0419 369 058 mobile	0414 446 876 mobile

Or visit www.nabgroup.com

Note: In accordance with ASX Listing Rule 15.7.1, this information has also been released at the same time to overseas stock exchanges on which the National’s securities are listed.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 22 December 2004

National Australia Bank statement on theft at Northern Bank

Approximately £20 million was stolen from Northern Bank in Belfast on Monday evening, 20 December 2004.

The theft is covered by self-insurance, and as such, National Australia Bank, which currently owns Northern Bank, will bear the impact of any losses arising from the theft.

The incident is not expected to have any material impact on the sale of Northern Bank and National Irish Bank to the Danske Bank Group announced on 14 December 2004.

Customer services at Northern Bank have been maintained following the successful implementation of business continuity plans.

Most importantly, all staff involved in the theft are safe and are receiving appropriate care and support by Northern Bank and the police in Northern Ireland.

Northern Bank is fully co-operating with the police in Northern Ireland in their investigation into the theft.

For further information:

Brandon Phillips	Hany Messieh
Group Manager	Investor Relations Manager
Group Corporate Relations	Group Investor Relations

03 8641 3857 work	03 8641 2312 work
0419 369 058 mobile	0414 446 876 mobile

Or visit www.nabgroup.com